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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

                               (AMENDMENT NO. 21)

                                  PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 31
                                       TO
                                  SCHEDULE 13D
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                                CSX CORPORATION
                            GREEN ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  MARK G. ARON
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                                 (804) 782-1400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                WITH A COPY TO:

                                PAMELA S. SEYMON
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000
                            ------------------------
                           CALCULATION OF FILING FEE
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
     TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
---------------------------------      ---------------------------------
         $8,396,903,710                           $1,679,381

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 73,016,554 Shares of Common Stock, par value
   $1.00 per share, and Series A ESOP Convertible Junior Preferred Stock, without par value, of Conrail Inc. at $115 net per Share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Green Acquisition Corp. for such number of Shares.

                            ------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  Total Amount Previously Paid: $2,014,438.59

Amount Previously Paid:           $403,586.59                       Amount Previously Paid:           $1,610,852
Form or Registration No.:         Schedule 14D-1                    Form or Registration No.:         333-19523
Filing Party:                     CSX Corporation and Green         Filing Party:                     CSX Corporation
                                  Acquisition Corp.
Date Filed:                       December 6, 1996                  Date Filed:                       January 10, 1997

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

     This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("Parent"), to purchase any and all shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated common stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996, the Supplement thereto, dated December 19, 1996, and the Second Supplement thereto, dated March 7, 1997 (the "Second Supplement"), and the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $115 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the
Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(b) is hereby amended and supplemented by reference to Section 1 of the Second Supplement which Section is incorporated herein by reference.

     Item 1(c) is hereby amended and supplemented by reference to Section 3 of the Second Supplement, which Section is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) is hereby amended and supplemented by reference to Section 5 of the Second Supplement, which Section is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a) is hereby amended and supplemented by reference to Section 4 of the Second Supplement, which Section is incorporated herein by reference.

     Item 4(b) is hereby amended and supplemented by reference to Section 4 of the Second Supplement, which Section is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is hereby amended and supplemented by reference to Section 6 of the Second Supplement, which Section is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby amended and supplemented by reference to Section 5,
Section 6, Section 7 and Section 9 of the Second Supplement, which Sections are incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(a) is hereby amended and supplemented by reference to Section 5 of the Second Supplement, which Section is incorporated herein by reference.

     Item 10(b) is hereby amended and supplemented by reference to Section 9 of the Second Supplement, which Section is incorporated herein by reference.

     Item 10(e) is hereby amended and supplemented by reference to Section 9 of the Supplement, which Section is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   (a)(31) Second Supplement to Offer to Purchase, dated March 7, 1997.
   (a)(32) Revised Letter of Transmittal.
   (a)(33) Revised Notice of Guaranteed Delivery.
   (a)(34) Text of Press Release issued by Parent on March 7, 1997.
   (a)(35) Form of Summary Advertisement, dated March 10, 1997.
   (c)(12) Third Amendment to Agreement and Plan of Merger, dated as of March 7, 1997, by and among Parent, Purchaser and the Company.
   (c)(13) Form of Amended and Restated Voting Trust Agreement.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CSX CORPORATION

                                          By: /s/ MARK G. ARON

                                            ------------------------------------
                                          Name: Mark G. Aron
                                          Title: Executive Vice President --
                                             Law and Public Affairs

Dated: March 10, 1997

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          GREEN ACQUISITION CORP.

                                          By: /s/ MARK G. ARON

                                            ------------------------------------
                                          Name: Mark G. Aron
                                          Title: General Counsel and Secretary

Dated: March 10, 1997

                                 EXHIBIT INDEX

EXHIBIT
  NO.
--------
*(a)(1)      Offer to Purchase, dated December 6, 1996.
*(a)(2)      Letter of Transmittal.
*(a)(3)      Notice of Guaranteed Delivery.
*(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
*(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees.
*(a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.
*(a)(7)      Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment
             Plan.
*(a)(8)      Text of Press Release issued by Parent and the Company on December 6, 1996.
*(a)(9)      Form of Summary Advertisement, dated December 6, 1996.
*(a)(10)     Text of Press Release issued by Parent on December 5, 1996.
*(a)(11)     Text of Press Release issued by Parent and the Company on December 10, 1996.
*(a)(12)     Text of Advertisement published by Parent and the Company on December 10, 1996.
*(a)(13)     Text of Press Release issued by Parent on December 11, 1996.
*(a)(14)     Text of Advertisement published by Parent and the Company on December 12, 1996.
*(a)(15)     Supplement to Offer to Purchase, dated December 19, 1996.
*(a)(16)     Revised Letter of Transmittal.
*(a)(17)     Revised Notice of Guaranteed Delivery.
*(a)(18)     Text of Press Release issued by Parent and the Company on December 19, 1996.
*(a)(19)     Letter from Parent to shareholders of the Company, dated December 19, 1996.
*(a)(20)     Text of Press Release issued by Parent on December 20, 1996.
*(a)(21)     Text of Press Release issued by Parent and the Company on January 9, 1997.
*(a)(22)     Text of Press Release issued by Parent and the Company on January 13, 1997.
*(a)(23)     Text of Press Release issued by Parent and the Company on January 15, 1997.
*(a)(24)     Text of Press Release issued by Parent on January 17, 1997.
*(a)(25)     Text of Press Release issued by Parent on January 22, 1997.
 (a)(25)     Deleted.
*(a)(26)     Text of Letter issued by Parent and the Company dated January 22, 1997.
*(a)(27)     Text of Advertisement published by Parent and the Company on January 29, 1997.
*(a)(28)     Text of Press Release issued by Parent and the Company on January 31, 1997.
*(a)(29)     Text of Press Release issued by Parent on February 14, 1997.
*(a)(30)     Text of Press Release issued by Parent on March 3, 1997.
 (a)(31)     Second Supplement to Offer to Purchase, dated March 7, 1997.
 (a)(32)     Revised Letter of Transmittal.
 (a)(33)     Revised Notice of Guaranteed Delivery.
 (a)(34)     Text of Press Release issued by Parent on March 7, 1997.
 (a)(35)     Form of Summary Advertisement, dated March 10, 1997.
*(b)(1)      Credit Agreement, dated November 15, 1996 (incorporated by reference to Exhibit
             (b)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as
             amended, dated October 16, 1996).
*(c)(1)      Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent,
             Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated
             October 16, 1996).

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* Previously filed.

*(c)(2)      Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(2) to Parent and
             Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October
             16, 1996).
*(c)(3)      Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(3) to Parent and
             Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October
             16, 1996).
*(c)(4)      Voting Trust Agreement, dated as of October 15, 1996, by and among Parent,
             Purchaser and Deposit Guaranty National Bank (incorporated by reference to
             Exhibit (c)(4) to Parent and Purchaser's Tender Offer Statement on Schedule
             14D-1, as amended, dated October 16, 1996).
*(c)(5)      First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to
             Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule
             14D-1, as amended, dated October 16, 1996).
*(c)(6)      Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.
*(c)(7)      Form of Amended and Restated Voting Trust Agreement.
 (c)(8)      Deleted.
*(c)(9)      Text of STB Decision No. 5 of STB Finance Docket No. 33220, dated January 8,
             1997.
*(c)(10)     Unaudited Pro Forma Financial Statements reflecting the Transactions
             (incorporated by reference to Parent's registration statement on Form S-4, registration number 333-19523).
*(c)(11)     Text of opinion of Judge Donald VanArtsdalen of the United States District Court
             for the Eastern District of Pennsylvania as delivered from the bench on January
             9, 1997.
 (c)(12)     Third Amendment to Agreement and Plan of Merger, dated as of March 7, 1997, by and among Parent, Purchaser and the Company.
 (c)(13)     Form of Amended and Restated Voting Trust Agreement.
 (d)         Not applicable.
 (e)         Not applicable.
 (f)         Not applicable.

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* Previously filed.